SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

On August 3, 2005, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2005. Attached hereto is a copy of the press release, dated August 3, 2005, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2006. The consolidated financial information of the registrant in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2005 in the press release is unaudited.

The earnings projections for the fiscal year ending March 31, 2006 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press releases is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager Department IV

Date: August 3, 2005

Outline of Consolidated Financial Results	August 3, 2005
For the Three Months Ended June 30, 2005	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

1.	Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting method:    Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2) Change in accounting method from the most recent fiscal year:    No

(3) Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method:    Yes

Number of consolidated subsidiaries added:	42	Number of consolidated subsidiaries removed:	4

Number of companies accounted for under the equity method added:	0	Number of companies accounted for under the equity method removed:	42

2.	Consolidated Financial Results for the Three Months Ended June 30, 2005 (April 1, 2005 – June 30, 2005)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)

	Operating Revenues			Operating Income			Income (Loss) before Income Taxes
Three months ended June 30, 2005	2,599,648	(2.0%	)	399,626	(5.3%	)	464,337	11.7%
Three months ended June 30, 2004	2,653,962	(0.7%	)	421,958	(– %	)	415,681	– %
Year ended March 31, 2005	10,805,868			1,211,201			1,723,312

	Net Income (Loss)			Earnings (Loss) per Share		Diluted Earnings per Share
Three months ended June 30, 2005	177,583	(4.4%	)	11,886.66	(yen)	–	(yen)
Three months ended June 30, 2004	185,844	– %		11,806.29	(yen)	–	(yen)
Year ended March 31, 2005	710,184			45,891.26	(yen)	–	(yen)

Notes: 1.	Percentages above represent changes from the corresponding previous period. Since the consolidated financial information (except Operating Revenues) for the three months ended June 30, 2003 was not prepared, year-on-year comparisons for the three months ended June 30, 2004 are not available.

      2.      Weighted average number of shares outstanding (consolidated):

For the three months ended June 30, 2005:	14,939,686 shares
For the three months ended June 30, 2004:	15,741,100 shares
For the year ended March 31, 2005:	15,475,366 shares

(2) Consolidated Financial Position

			(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2005	18,892,104	6,897,074	36.5%	461,663.37	(yen)
June 30, 2004	18,955,393	6,560,875	34.6%	416,800.95	(yen)
March 31, 2005	19,098,584	6,768,603	35.4%	453,059.74	(yen)

Note:	Number of shares outstanding at end of period (consolidated):	June 30, 2005:	14,939,617 shares
		June 30, 2004:	15,741,027 shares
		March 31, 2005:	14,939,758 shares

(3) Consolidated Cash Flows

				(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2005	471,266	(402,612)	(550)	1,454,591
Three months ended June 30, 2004	246,155	(507,505)	11,681	1,177,307
Year ended March 31, 2005	2,829,813	(1,768,361)	(1,111,963)	1,381,959

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 – March 31, 2006)

		(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	10,590,000	1,080,000	440,000

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 29,451.89 yen

Note:	Forecasts for the fiscal year ending March 31, 2006 have never been changed from those announced on May 12, 2005. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

			(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,381,959	1,454,591	72,632
Short-term investments	264,455	160,792	(103,663)
Notes and accounts receivable, trade	1,846,176	1,649,204	(196,972)
Allowance for doubtful accounts	(35,912)	(33,609)	2,303
Inventories	284,826	331,147	46,321
Prepaid expenses and other current assets	453,173	590,953	137,780
Deferred income taxes	321,936	269,319	(52,617)
Total current assets	4,516,613	4,422,397	(94,216)
Property, plant and equipment:
Telecommunications equipment	13,945,449	14,081,748	136,299
Telecommunications service lines	12,865,704	12,922,219	56,515
Buildings and structures	5,602,881	5,608,800	5,919
Machinery, vessels and tools	1,918,728	1,909,676	(9,052)
Land	837,103	842,850	5,747
Construction in progress	258,455	340,340	81,885
Accumulated depreciation	(24,947,768)	(25,216,348)	(268,580)
Total property, plant and equipment	10,480,552	10,489,285	8,733
Investments and other assets:
Investments in affiliated companies	178,033	140,929	(37,104)
Marketable securities and other investments	438,159	436,208	(1,951)
Goodwill, net	320,536	327,701	7,165
Other intangibles, net	1,329,631	1,324,894	(4,737)
Other assets	707,543	660,811	(46,732)
Deferred income taxes	1,127,517	1,089,879	(37,638)
Total investments and other assets	4,101,419	3,980,422	(120,997)

TOTAL ASSETS	19,098,584	18,892,104	(206,480)

			(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	422,886	598,967	176,081
Current portion of long-term debt	779,198	929,898	150,700
Accounts payable, trade	1,465,229	1,135,689	(329,540)
Accrued payroll	493,935	325,090	(168,845)
Accrued interest	18,200	15,761	(2,439)
Accrued taxes on income	115,084	87,098	(27,986)
Accrued consumption tax	16,034	47,021	30,987
Advances received	67,389	87,556	20,167
Other	301,624	393,318	91,694
Total current liabilities	3,679,579	3,620,398	(59,181)
Long-term liabilities:
Long-term debt	4,323,751	4,102,509	(221,242)
Obligations under capital leases	187,845	116,095	(71,750)
Liability for employees’ severance payments	1,861,073	1,855,416	(5,657)
Other	548,464	531,519	(16,945)
Total long-term liabilities	6,921,133	6,605,539	(315,594)

Minority interest in consolidated subsidiaries	1,729,269	1,769,093	39,824

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,799,828	2,799,828	—
Retained earnings	3,334,866	3,467,630	132,764
Accumulated other comprehensive income (loss)	63,066	58,837	(4,229)
Treasury stock, at cost	(367,107)	(367,171)	(64)
Total shareholders’ equity	6,768,603	6,897,074	128,471

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,098,584	18,892,104	(206,480)

2. Consolidated Statements of Income

	(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating revenues:
Fixed voice related services	905,795	856,336	(49,459)	3,578,092
Mobile voice related services	803,224	781,134	(22,090)	3,216,107
IP/packet communications services	438,334	463,250	24,916	1,772,737
Sales of telecommunications equipment	172,225	156,824	(15,401)	688,083
System integration	192,044	184,244	(7,800)	910,273
Other	142,340	157,860	15,520	640,576
Total operating revenues	2,653,962	2,599,648	(54,314)	10,805,868

Operating expenses:
Cost of services (exclusive of items shown separately below)	535,232	564,086	28,854	2,349,151
Cost of equipment sold (exclusive of items shown separately below)	304,712	293,817	(10,895)	1,260,252
Cost of system integration (exclusive of items shown separately below)	117,570	106,553	(11,017)	592,035
Depreciation and amortization	517,565	502,700	(14,865)	2,141,720
Impairment loss	—	1,426	1,426	44,310
Selling, general and administrative expenses	756,925	731,440	(25,485)	3,207,199
Total operating expenses	2,232,004	2,200,022	(31,982)	9,594,667
Operating income	421,958	399,626	(22,332)	1,211,201

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(23,700)	(20,042)	3,658	(93,966)
Interest income	6,446	8,871	2,425	26,288
Gains on sales of subsidiary stock	—	—	—	26,984
Gains on sales of investments in affiliated company	—	61,962	61,962	508,492
Other, net	10,977	13,920	2,943	44,313
Total other income and expenses	(6,277)	64,711	70,988	512,111

Income (loss) before income taxes	415,681	464,337	48,656	1,723,312
Income tax expense (benefit)	164,484	190,059	25,575	713,918
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	251,197	274,278	23,081	1,009,394
Minority interest in consolidated subsidiaries	66,011	79,700	13,689	290,225
Equity in earnings (losses) of affiliated companies	658	(16,995)	(17,653)	(8,985)
Net income (loss)	185,844	177,583	(8,261)	710,184

3. Consolidated Statements of Shareholders’ Equity

				(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950
Additional paid-in capital:
At beginning of period	2,722,092	2,799,828	77,736	2,722,092
Increase in interest of investee	—	—	—	77,736
At end of period	2,722,092	2,799,828	77,736	2,799,828
Retained earnings:
At beginning of period	2,710,805	3,334,866	624,061	2,710,805
Appropriations-
Cash dividends	(39,353)	(44,819)	(5,466)	(39,353)
Interim distribution-
Cash dividends	—	—	—	(47,222)
Net income (loss)	185,844	177,583	(8,261)	710,184
Other	452	—	(452)	452
At end of period	2,857,748	3,467,630	609,882	3,334,866
Accumulated other comprehensive income (loss):
At beginning of period	27,129	63,066	35,937	27,129
Other comprehensive income (loss)	16,060	(4,229)	(20,289)	35,937
At end of period	43,189	58,837	15,648	63,066
Treasury stock, at cost
At beginning of period	(4)	(367,107)	(367,103)	(4)
Net change in treasury stock	(100)	(64)	36	(367,103)
At end of period	(104)	(367,171)	(367,067)	(367,107)
Shareholders’ equity at end of period	6,560,875	6,897,074	336,199	6,768,603

Summary of total comprehensive income (loss):
Net income (loss)	185,844	177,583	(8,261)	710,184
Other comprehensive income (loss)	16,060	(4,229)	(20,289)	35,937
Comprehensive income (loss)	201,904	173,354	(28,550)	746,121

4. Consolidated Statements of Cash Flows

				(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Net income (loss)	185,844	177,583	(8,261)	710,184
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	517,565	502,700	(14,865)	2,141,720
Impairment loss	—	1,426	1,426	44,310
Minority interest in consolidated subsidiaries	66,011	79,700	13,689	290,225
Loss on disposal of property, plant and equipment	50,736	26,237	(24,499)	186,674
Gains on sales of subsidiary stock	—	—	—	(26,984)
Gains on sales of investments in affiliated company	—	(61,962)	(61,962)	(508,492)
Equity in (earnings) losses of affiliated companies	(658)	16,995	17,653	8,985
(Increase) decrease in notes and accounts receivable, trade	153,269	195,632	42,363	(37,130)
(Increase) decrease in inventories	(42,292)	(46,310)	(4,018)	(46,771)
(Increase) decrease in other current assets	(72,839)	(137,310)	(64,471)	(66,897)
Increase (decrease) in accounts payable, trade and accrued payroll	(459,653)	(443,356)	16,297	29,595
Increase (decrease) in accrued consumption tax	2,086	30,930	28,844	(35,483)
Increase (decrease) in accrued interest	(421)	(2,703)	(2,282)	(782)
Increase (decrease) in advances received	9,610	19,750	10,140	8,292
Increase (decrease) in accrued taxes on income	(244,309)	(27,988)	216,321	(231,037)
Increase (decrease) in other current liabilities	42,198	57,179	14,981	65,114
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	3,808	(2,646)	(6,454)	(95,606)
Increase (decrease) in other long-term liabilities	(3,037)	(4,816)	(1,779)	(49,903)
Other	38,237	90,225	51,988	443,799

Net cash provided by operating activities	246,155	471,266	225,111	2,829,813

II Cash flows from investing activities:
Payments for property, plant and equipment	(504,201)	(484,385)	19,816	(1,610,991)
Proceeds from sale of property, plant and equipment	10,686	8,026	(2,660)	54,095
Payments for purchase of non-current investments	(4,258)	(2,507)	1,751	(195,892)
Proceeds from sale of non-current investments	14,456	33,059	18,603	776,369
Payments for purchase of short-term investments	—	(156)	(156)	(361,850)
Proceeds from redemption of short-term investments	—	100,425	100,425	113,576
Acquisition of intangible and other assets	(24,188)	(57,074)	(32,886)	(543,668)

Net cash used in investing activities	(507,505)	(402,612)	104,893	(1,768,361)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	79,178	95,145	15,967	343,814
Payments for settlement of long-term debt	(187,258)	(166,749)	20,509	(893,682)
Dividends paid	(39,353)	(44,819)	(5,466)	(86,575)
Purchase and retirement of common stock	(100)	(64)	36	(367,103)
Payments for acquisition of subsidiary stocks from minority shareholders	(8,447)	(16,916)	(8,469)	(105,363)
Net increase (decrease) in short-term borrowings and other	167,661	132,853	(34,808)	(3,054)

Net cash provided by (used in) financing activities	11,681	(550)	(12,231)	(1,111,963)

IV Effect of exchange rate changes on cash and cash equivalents	(4,445)	4,528	8,973	1,049

V Net increase (decrease) in cash and cash equivalents	(254,114)	72,632	326,746	(49,462)

VI Cash and cash equivalents at beginning of period	1,431,421	1,381,959	(49,462)	1,431,421

VII Cash and cash equivalents at end of period	1,177,307	1,454,591	277,284	1,381,959

[Note]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

1.	Application of New Accounting Standard

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

2.	Subsequent Events

On August 2, 2005, NTT DoCoMo, Inc. decided to effect a tender offer for repurchase of its own shares.

Class of shares to be repurchased	Common Stock
Tender offer period	From August 3, 2005 To August 23, 2005
Purchase price	166,000 yen per share
Number of shares planned to be purchased	1,686,746 shares
Amount of funds necessary for purchase (including fees)	280,078,836 thousand yen

[Reference]

Details of “Operating revenues” classified by the corresponding previous period’s service categories

		(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005
Fixed voice transmission services	751,996	701,487
Mobile voice transmission services	785,942	775,756
Data transmission services	397,072	406,978
Leased circuit	111,569	117,242
Sales of telecommunications equipment	172,225	156,824
System integration	192,044	184,244
Other	243,114	257,117

Total	2,653,962	2,599,648

5. Business Segments

(Consolidated)

1. Sales and operating revenues

				(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Regional communications business
Customers	957,419	933,081	(24,338)	3,937,789
Intersegment	160,336	158,324	(2,012)	651,772

Total	1,117,755	1,091,405	(26,350)	4,589,561
Long-distance and international communications business
Customers	247,277	260,630	13,353	1,045,218
Intersegment	29,387	26,458	(2,929)	119,580

Total	276,664	287,088	10,424	1,164,798
Mobile communications business
Customers	1,215,161	1,174,344	(40,817)	4,821,941
Intersegment	5,977	12,738	6,761	22,669

Total	1,221,138	1,187,082	(34,056)	4,844,610
Data communications business
Customers	169,490	153,748	(15,742)	721,816
Intersegment	20,559	22,992	2,433	110,804

Total	190,049	176,740	(13,309)	832,620
Other
Customers	64,615	77,845	13,230	279,104
Intersegment	210,456	196,404	(14,052)	946,619

Total	275,071	274,249	(822)	1,225,723

Elimination of intersegment	(426,715)	(416,916)	9,799	(1,851,444)

Consolidated total	2,653,962	2,599,648	(54,314)	10,805,868

2. Segment profit or loss

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating income
Regional communications business	79,414	67,245	(12,169)	246,759
Long-distance and international communications business	19,785	13,138	(6,647)	62,329
Mobile communications business	276,575	287,614	11,039	784,166
Data communications business	12,456	8,285	(4,171)	36,894
Other	21,813	18,431	(3,382)	37,554

Total	410,043	394,713	(15,330)	1,167,702

Elimination of intersegment	11,915	4,913	(7,002)	43,499

Consolidated total	421,958	399,626	(22,332)	1,211,201

Outline of Non-consolidated Financial Results	August 3, 2005
For the Three Months Ended June 30, 2005	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1.	Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1) Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2) Change in accounting method from the most recent fiscal year: No

2.	Non-consolidated Financial Results for the Three Months Ended June 30, 2005 (April 1, 2005 – June 30, 2005)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Three months ended June 30, 2005	151,861	(3.0%)	118,018	(4.5%)	120,389	(4.5%)
Three months ended June 30, 2004	156,583	59.1%	123,611	–%	126,094	–%
Year ended March 31, 2005	323,261		143,709		151,700

	Net Income		Earnings per Share
Three months ended June 30, 2005	116,779	(3.4%)	7,816.73	(yen)
Three months ended June 30, 2004	120,834	–%	7,676.39	(yen)
Year ended March 31, 2005	455,660		29,439.71	(yen)

Notes: 1.	Percentages above represent changes from the corresponding previous period. Since the non-consolidated financial information (except Operating Revenues) for the three months ended June 30, 2003 was not prepared, year-on-year comparisons for the three months ended June 30, 2004 are not available.
2.	Weighted average number of shares outstanding (non-consolidated):

For the three months ended June 30, 2005: 14,939,686 shares
For the three months ended June 30, 2004: 15,741,100 shares
For the year ended March 31, 2005: 15,475,366 shares

(2) Non-consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2005	8,430,935	5,242,592	62.2%	350,918.78	(yen)
June 30, 2004	8,715,093	5,249,103	60.2%	333,466.39	(yen)
March 31, 2005	8,401,448	5,170,267	61.5%	346,069.68	(yen)

Note: Number of shares outstanding at end of period (non-consolidated):	June 30, 2005:	14,939,617 shares
	June 30, 2004:	15,741,027 shares
	March 31, 2005:	14,939,758 shares

3.     Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 – March 31, 2006)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2006	340,000	177,000	174,000

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 11,646.88 yen

Note:	Forecasts for the fiscal year ending March 31, 2006 have never been changed from those announced on May 12, 2005.
With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Non-consolidated financial statements are unaudited.

1. Non-Consolidated Comparative Balance Sheets

			(Millions of yen )

	March 31, 2005	June 30, 2005	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	115,802	77,626	(38,176)
Accounts receivable, trade	1,567	1,159	(407)
Supplies	213	199	(13)
Short-term loan receivable	426,792	430,358	3,566
Other current assets	124,039	205,664	81,625
Total current assets	668,415	715,009	46,593

Fixed assets:
Property, plant and equipment	217,430	214,007	(3,423)
Intangible fixed assets	20,892	19,153	(1,738)
Investments and other assets
Investment securities	4,820,173	4,821,318	1,144
Long-term loan receivable to subsidiaries	2,617,890	2,605,082	(12,807)
Other investments	55,994	55,660	(333)
Total investments and other assets	7,494,057	7,482,060	(11,996)
Total fixed assets	7,732,381	7,715,222	(17,158)
Deferred assets	652	704	52

TOTAL ASSETS	8,401,448	8,430,935	29,487

			(Millions of yen )

	March 31, 2005	June 30, 2005	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	1,135	203	(932)
Current portion of corporate bonds	162,685	256,262	93,576
Current portion of long-term borrowings	256,244	177,984	(78,260)
Accrued taxes on income	18,197	1,477	(16,719)
Other current liabilities	146,807	130,812	(15,994)
Total current liabilities	585,071	566,740	(18,330)
Long-term liabilities:
Corporate bonds	1,614,827	1,529,422	(85,405)
Long-term borrowings	1,001,578	1,062,425	60,847
Liability for employees’ severance payments	29,299	29,355	55
Other long-term liabilities	404	399	(5)
Total long-term liabilities	2,646,110	2,621,602	(24,507)

TOTAL LIABILITIES	3,231,181	3,188,343	(42,837)

SHAREHOLDERS’ EQUITY
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—
Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	2,394	530	(1,863)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the period	651,486	725,240	73,754
Total earned surplus	1,920,214	1,992,104	71,890
Net unrealized gains (losses) on securities	6,384	6,883	498
Treasury stock	(367,107)	(367,171)	(64)

TOTAL SHAREHOLDERS’ EQUITY	5,170,267	5,242,592	72,324

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,401,448	8,430,935	29,487

2. Non-Consolidated Comparative Statements of Income

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating revenues	156,583	151,861	(4,722)	323,261
Operating expenses	32,972	33,842	870	179,551
Operating income	123,611	118,018	(5,592)	143,709
Non-operating revenues:	17,904	15,834	(2,069)	69,483
Interest income	12,923	11,727	(1,196)	51,374
Lease income	3,428	3,288	(140)	13,636
Miscellaneous income	1,552	818	(733)	4,472
Non-operating expenses:	15,420	13,462	(1,957)	61,492
Interest expenses	4,465	4,403	(62)	17,915
Corporate bond interest expenses	9,156	7,484	(1,672)	35,794
Lease expenses	1,435	1,368	(67)	6,555
Miscellaneous expenses	362	207	(155)	1,226
Recurring profit	126,094	120,389	(5,705)	151,700
Special profits	—	—	—	350,659
Income before Income taxes	126,094	120,389	(5,705)	502,360
Corporation, inhabitant, and enterprise taxes	5,260	3,610	(1,650)	53,900
Deferred tax expenses (benefits)	—	—	—	(7,200)
Net income	120,834	116,779	(4,055)	455,660
Unappropriated retained earnings brought forward	243,048	608,461	365,412	243,048
Interim dividends	—	—	—	47,222
Unappropriated retained earnings for the period	363,883	725,240	361,357	651,486

(Reference) Major components of operating revenues
Dividends received	113,320	110,273	(3,047)	144,067
Revenues from Group management	5,232	5,070	(161)	20,931
Revenues from basic R&D	34,808	31,719	(3,089)	139,234

Non-Consolidated Comparative Statements of Cash Flows

(Millions of yen)

		Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Income before income taxes	126,094	120,389	(5,705)	502,360
	Depreciation and amortization	8,642	7,352	(1,290)	32,823
	Loss on disposal of property, plant and equipment	94	50	(43)	1,682
	Dividends received	(113,320)	(110,273)	3,047	(144,067)
	Increase (decrease) in liability for employees’ severance payments	(1,414)	55	1,470	(194)
	(Increase) decrease in accounts receivable	7,365	1,490	(5,874)	19,011
	Increase (decrease) in accounts payable and accrued expenses	(22,481)	(17,488)	4,992	(15,866)
	Increase (decrease) in accrued consumption tax	471	1,273	801	(990)
	Other	(17,756)	(81)	17,674	(353,641)

	Sub-total	(12,304)	2,768	15,072	41,118
	Interest and dividends received	125,787	122,191	(3,596)	196,270
	Interest paid	(12,667)	(11,268)	1,399	(55,060)
	Income taxes received (paid)	—	(34,446)	(34,446)	3,121

	Net cash provided by (used in) operating activities	100,815	79,244	(21,571)	185,449

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(6,413)	(7,223)	(810)	(22,357)
	Proceeds from sale of property, plant and equipment	—	—	—	617
	Acquisition of investments	(75)	(225)	(150)	(17,348)
	Proceeds from sale of investments	—	0	0	355,623
	Payments for long-term loans	(74,593)	(98,366)	(23,773)	(216,733)
	Proceeds from long-term loans receivable	40,202	109,496	69,294	470,058
	Other	1,010	(7)	(1,018)	5,011

	Net cash provided by (used in) investing activities	(39,869)	3,673	43,542	574,871

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	74,036	98,285	24,249	236,148
	Payments for settlement of long-term debt	(39,380)	(109,496)	(70,116)	(486,896)
	Dividends paid	(39,353)	(44,819)	(5,466)	(86,575)
	Purchase and retirement of common stock	(100)	(64)	35	(367,102)

	Net cash provided by (used in) financing activities	(4,797)	(56,094)	(51,297)	(704,426)

IV	Net increase (decrease) in cash and cash equivalents	56,149	26,823	(29,325)	55,894

V	Cash and cash equivalents at beginning of period	59,907	115,802	55,894	59,907

VI	Cash and cash equivalents at end of period	116,057	142,626	26,569	115,802

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

August 3, 2005

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2005

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2005 are presented in the following attachments.

(Attachments)

1.	Non-consolidated Comparative Balance Sheets
2.	Non-consolidated Comparative Statements of Income
3.	Business Results (Non-consolidated Operating Revenues)
4.	Non-consolidated Comparative Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
ASSETS
Fixed assets:
Non-current assets for telecommunications businesses
Property, plant and equipment	2,968,134	2,984,841	16,707
Machinery and equipment	580,807	569,760	(11,047)
Antenna facilities	8,158	8,022	(136)
Terminal equipment	30,769	35,039	4,269
Local line facilities	655,890	661,317	5,427
Long-distance line facilities	11,901	11,319	(581)
Engineering facilities	766,392	757,430	(8,962)
Submarine line facilities	1,050	994	(55)
Buildings	622,535	652,840	30,304
Construction in progress	28,245	29,140	895
Other	262,382	258,977	(3,405)
Intangible fixed assets	105,746	100,818	(4,928)
Total non-current assets for telecommunications businesses	3,073,880	3,085,660	11,779
Investments and other assets
Deferred income taxes	347,781	347,482	(299)
Other investments	84,291	74,518	(9,772)
Allowance for doubtful accounts	(2,122)	(1,993)	129
Total investments and other assets	429,950	420,007	(9,942)
Total fixed assets	3,503,830	3,505,667	1,836
Current assets:
Cash and bank deposits	107,637	118,777	11,139
Notes receivable	131	226	95
Accounts receivable, trade	370,104	339,660	(30,443)
Supplies	29,475	29,516	40
Other current assets	81,202	107,601	26,398
Allowance for doubtful accounts	(4,082)	(3,837)	244
Total current assets	584,469	591,944	7,475

TOTAL ASSETS	4,088,300	4,097,612	9,312

		(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	883,881	857,215	(26,666)
Liability for employees’ severance payments	656,004	646,330	(9,673)
Other long-term liabilities	7,359	7,340	(19)
Total long-term liabilities	1,547,245	1,510,886	(36,358)
Current liabilities:
Current portion of long-term borrowings from parent company	144,171	179,788	35,616
Accounts payable, trade	118,372	78,688	(39,683)
Short-term borrowings	—	33,000	33,000
Accounts payable, other	273,517	240,600	(32,917)
Accrued taxes on income	2,676	*4,254	1,578
Other current liabilities	83,266	148,242	64,975
Total current liabilities	622,004	684,573	62,569

TOTAL LIABILITIES	2,169,249	2,195,460	26,210

SHAREHOLDERS’ EQUITY
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Unappropriated retained earnings for the period	83,563	66,225	(17,337)
Total earned surplus	83,563	66,225	(17,337)
Net unrealized gains (losses) on securities	760	1,199	438

TOTAL SHAREHOLDERS’ EQUITY	1,919,050	1,902,151	(16,898)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,088,300	4,097,612	9,312

Note:	*The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

			(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	499,333	488,624	(10,709)	2,024,629
Operating expenses	476,940	464,581	(12,358)	1,937,555
Operating income from telecommunications businesses	22,392	24,042	1,649	87,073
Supplementary businesses
Operating revenues	32,064	29,816	(2,247)	156,298
Operating expenses	30,983	29,307	(1,675)	155,638
Operating income from supplementary businesses	1,081	508	(572)	660
Operating income	23,473	24,551	1,077	87,733

Non-Operating revenues and expenses

Non-operating revenues:	14,016	14,699	682	61,006
Interest income	16	13	(2)	63
Lease income	12,350	12,985	635	53,563
Miscellaneous income	1,650	1,699	49	7,379
Non-operating expenses:	10,202	12,269	2,067	51,124
Interest expenses	4,465	4,145	(319)	17,628
Lease expenses	5,092	7,017	1,924	26,497
Miscellaneous expenses	645	1,106	461	6,997
Recurring profit	27,287	26,980	(306)	97,615

Special profits and losses

Special profits	1,967	836	(1,130)	8,397
Special losses	1,684	—	(1,684)	6,736
Income before Income taxes	27,570	27,817	246	99,276
Corporation, inhabitant, and enterprise taxes	*11,400	*11,600	200	(21,153)
Deferred tax expenses (benefits)	*—	* —	—	62,300
Net income	16,170	16,217	46	58,129
Unappropriated retained earnings brought forward	25,433	50,008	24,574	25,433
Unappropriated retained earnings for the period	41,604	66,225	24,621	83,563

Note:	*The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

				(Millions of Yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	358,966	333,190	(25,775)	(7.2%)	1,401,433
Monthly charge revenues*	231,546	204,134	(27,411)	(11.8%)	903,629
Call rates revenues*	50,220	48,998	(1,221)	(2.4%)	190,405
Interconnection call revenues*	52,361	54,833	2,471	4.7%	215,128
IP services revenues	47,729	62,155	14,426	30.2%	211,357
Leased circuit services revenues (excluding the amounts of IP services revenues)	56,336	51,397	(4,939)	(8.8%)	208,730
Telegram services revenues	7,438	7,199	(239)	(3.2%)	27,201
Other telecommunications services revenues	28,862	34,682	5,819	20.2%	175,907

Telecommunications total revenues	499,333	488,624	(10,709)	(2.1%)	2,024,629

Related business total revenues	32,064	29,816	(2,247)	(7.0%)	156,298

Total operating revenues	531,397	518,440	(12,956)	(2.4%)	2,180,928

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

		Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Income before income taxes	27,570	27,817	246	99,276
	Depreciation and amortization	114,746	132,051	17,304	483,027
	Loss on disposal of property, plant and equipment	9,840	3,954	(5,886)	40,136
	Increase (decrease) in liability for employees’ severance payments	(7,032)	(9,673)	(2,640)	(72,575)
	(Increase) decrease in accounts receivable	25,025	32,520	7,494	12,725
	(Increase) decrease in inventories	1,240	(40)	(1,280)	1,171
	Increase (decrease) in accounts payable and accrued expenses	(184,304)	(72,407)	111,896	(83,952)
	Increase (decrease) in accrued consumption tax	4,837	2,813	(2,024)	(158)
	Other	(14,943)	(65,856)	(50,912)	(13,159)

	Sub-total	(23,018)	51,179	74,198	466,490
	Interest and dividends received	145	163	17	297
	Interest paid	(3,463)	(3,506)	(42)	(17,771)
	Income taxes received (paid)	(145)	(101)	44	(16,095)

	Net cash provided by (used in) operating activities	(26,482)	47,734	74,217	432,922

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(113,940)	(108,482)	5,457	(401,013)
	Proceeds from sale of property, plant and equipment	2,425	1,212	(1,213)	11,624
	Acquisition of investments	(29)	(9)	19	(7,353)
	Proceeds from sale of investments	369	375	5	417
	Other	(2,399)	(286)	2,113	8,273

	Net cash provided by (used in) investing activities	(113,573)	(107,190)	6,382	(388,050)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	17,950	25,000	7,050	17,950
	Payments for settlement of long-term debt	(4,313)	(16,049)	(11,735)	(95,559)
	Increase (decrease) in short-term borrowings	73,100	93,000	19,900	—
	Dividends paid	(32,495)	(33,500)	(1,005)	(32,495)

	Net cash provided by (used in) financing activities	54,241	68,450	14,209	(110,104)

IV	Net increase (decrease) in cash and cash equivalents	(85,815)	8,994	94,810	(65,232)

V	Cash and cash equivalents at beginning of period	186,287	121,055	(65,232)	186,287

VI	Cash and cash equivalents at end of period	100,472	130,049	29,577	121,055

August 3, 2005

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2005

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2005 are presented in the following attachments.

(Attachments)

1.	Non-consolidated Comparative Balance Sheets
2.	Non-consolidated Comparative Statements of Income
3.	Business Results (Non-consolidated Operating Revenues)
4.	Non-consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Shinji Uchida or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Non-current assets for telecommunications businesses
Property, plant and equipment	2,920,524	2,903,139	(17,385)
Machinery and equipment	550,458	544,420	(6,037)
Antenna facilities	11,407	11,189	(218)
Terminal equipment	27,847	30,081	2,233
Local line facilities	826,738	820,397	(6,340)
Long-distance line facilities	8,497	8,119	(377)
Engineering facilities	647,060	641,885	(5,175)
Submarine line facilities	5,177	4,908	(268)
Buildings	555,067	546,426	(8,640)
Construction in progress	38,253	48,662	10,409
Other	250,017	247,048	(2,968)
Intangible fixed assets	94,823	95,786	963
Total non-current assets for telecommunications businesses	3,015,348	2,998,926	(16,421)
Investments and other assets
Deferred income taxes	391,488	391,460	(27)
Other investments	34,376	32,182	(2,193)
Allowance for doubtful accounts	(713)	(701)	11
Total investments and other assets	425,151	422,941	(2,209)
Total fixed assets	3,440,499	3,421,867	(18,631)

Current assets:
Cash and bank deposits	111,479	100,216	(11,263)
Notes receivable	14	168	154
Accounts receivable, trade	379,119	344,652	(34,467)
Supplies	34,833	35,098	265
Other current assets	118,116	130,295	12,179
Allowance for doubtful accounts	(3,233)	(2,506)	726
Total current assets	640,329	607,925	(32,404)

TOTAL ASSETS	4,080,829	4,029,793	(51,036)

(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,055,194	1,057,137	1,943
Liability for employees’ severance payments	710,090	702,540	(7,549)
Other long-term liabilities	10,112	12,620	2,508
Total long-term liabilities	1,775,397	1,772,299	(3,097)

Current liabilities:
Current portion of long-term borrowings from parent company	200,090	180,508	(19,582)
Accounts payable, trade	167,218	112,677	(54,541)
Accrued taxes on income	2,481	*2,311	(169)
Other current liabilities	384,900	435,479	50,579
Total current liabilities	754,690	730,976	(23,713)

TOTAL LIABILITIES	2,530,087	2,503,276	(26,811)

SHAREHOLDERS’ EQUITY
Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Unappropriated retained earnings for the period	68,670	44,404	(24,265)
Total earned surplus	68,670	44,404	(24,265)

Net unrealized gains (losses) on securities	17	58	40

TOTAL SHAREHOLDERS’ EQUITY	1,550,741	1,526,516	(24,225)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,080,829	4,029,793	(51,036)

Note:	* The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	489,525	476,685	(12,839)	1,921,025
Operating expenses	465,148	465,581	432	1,846,367
Operating income from telecommunications businesses	24,377	11,104	(13,272)	74,657
Supplementary businesses
Operating revenues	33,298	32,377	(921)	177,022
Operating expenses	34,464	32,802	(1,661)	181,531
Operating losses from supplementary businesses	(1,165)	(425)	740	(4,508)
Operating income	23,211	10,679	(12,531)	70,148

Non-Operating revenues and expenses

Non-operating revenues:	13,252	13,308	56	56,074
Interest income	1	1	0	6
Lease income	12,012	11,797	(215)	47,648
Miscellaneous income	1,238	1,510	271	8,419
Non-operating expenses:	10,937	12,190	1,252	46,135
Interest expenses	4,845	4,193	(651)	19,264
Lease expenses	5,359	6,280	920	21,858
Miscellaneous expenses	731	1,716	984	5,012
Recurring profit	25,526	11,798	(13,728)	80,087

Special profits and losses

Special profits	2,392	1,100	(1,291)	10,170
Special losses	1,795	—	(1,795)	7,181
Income before Income taxes	26,123	12,899	(13,224)	83,077
Corporation, inhabitant, and enterprise taxes	*10,800	*5,910	(4,890)	(57,120)
Deferred tax expenses (benefits)	* —	* —	—	99,100
Net income	15,323	6,989	(8,334)	41,097
Unappropriated retained earnings brought forward	27,572	37,415	9,842	27,572
Unappropriated retained earnings for the period	42,896	44,404	1,508	68,670

Note:	* The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	350,016	323,812	(26,203)	(7.5%)	1,369,195
Monthly charge revenues*	223,225	198,787	(24,437)	(10.9%)	872,886
Call rates revenues*	52,387	47,289	(5,098)	(9.7%)	198,733
Interconnection call revenues*	51,160	53,934	2,773	5.4%	209,544
IP services revenues	40,283	53,745	13,462	33.4%	180,326
Leased circuit services revenues (excluding the amounts of IP services revenues)	48,290	43,898	(4,391)	(9.1%)	174,392
Telegram services revenues	8,220	8,049	(171)	(2.1%)	31,180
Other telecommunications services revenues	42,714	47,179	4,464	10.5%	165,929

Telecommunications total revenues	489,525	476,685	(12,839)	(2.6%)	1,921,025

Related business total revenues	33,298	32,377	(921)	(2.8%)	177,022

Total operating revenues	522,823	509,063	(13,760)	(2.6%)	2,098,048

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

		Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:

	Income before income taxes	26,123	12,899	(13,224)	83,077

	Depreciation and amortization	109,896	109,606	(290)	435,060
	Loss on disposal of property, plant and equipment	10,819	8,268	(2,551)	33,319
	Increase (decrease) in liability for employees’ severance payments	(8,356)	(7,549)	806	(80,346)
	(Increase) decrease in accounts receivable	37,860	34,586	(3,274)	1,956
	(Increase) decrease in inventories	1,295	(265)	(1,560)	4,606
	Increase (decrease) in accounts payable and accrued expenses	(175,504)	(154,981)	20,523	(6,390)
	(Increase) decrease in receivable consumption tax	—	62	62	(62)
	Increase (decrease) in accrued consumption tax	4,015	4,739	724	(2,652)
	Other	(2,658)	(2,357)	301	(3,381)

	Sub-total	3,490	5,007	1,517	465,187

	Interest and dividends received	92	106	14	283

	Interest paid	(4,970)	(4,554)	416	(19,698)

	Income taxes received (paid)	(185)	(194)	(8)	52,439

	Net cash provided by (used in) operating activities	(1,572)	365	1,938	498,212

II	Cash flows from investing activities:

	Payments for property, plant and equipment	(98,845)	(127,618)	(28,772)	(381,332)
	Proceeds from sale of property, plant and equipment	2,812	1,672	(1,139)	13,567
	Acquisition of investments	(2,280)	(1,000)	1,280	(3,678)
	Proceeds from sale of investments	134	1,503	1,368	2,239
	Other	890	535	(354)	(197)

	Net cash provided by (used in) investing activities	(97,287)	(124,906)	(27,618)	(369,401)

III	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	50,000	46,707	(3,292)	190,000
	Payments for settlement of long-term debt	(33,737)	(64,346)	(30,609)	(276,201)
	Increase (decrease) in short-term borrowings	120,000	153,000	33,000	2,000
	Dividends paid	(34,494)	(31,200)	3,294	(34,494)

	Net cash provided by (used in) financing activities	101,767	104,160	2,392	(118,696)

IV	Net increase (decrease) in cash and cash equivalents	2,907	(20,379)	(23,286)	10,114

V	Cash and cash equivalents at beginning of period	118,806	128,920	10,114	118,806

VI	Cash and cash equivalents at end of period	121,713	108,541	(13,172)	128,920

August 3, 2005

NTT Com Announces Financial Results for the Three Months Ended June 30, 2005

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the three months ended June 30, 2005. Please see the following attachments for further details:

1.	Non-consolidated Comparative Balance Sheets
2.	Non-consolidated Comparative Statements of Income
3.	Business Results (Non-consolidated Operating Revenues)
4.	Non-consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “Best Global Carrier - 2004.” For more information, please visit http://www.ntt.com

For more information

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

			(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Non-current assets for telecommunications businesses
Property, plant and equipment	515,409	510,697	(4,711)
Machinery and equipment	169,185	171,065	1,879
Antenna facilities	7,669	7,532	(136)
Terminal equipment	3,680	3,580	(100)
Local line facilities	440	641	200
Long-distance line facilities	14,846	14,337	(509)
Engineering facilities	78,693	77,675	(1,017)
Submarine line facilities	10,084	8,802	(1,281)
Buildings	141,234	139,729	(1,504)
Construction in progress	10,370	10,348	(22)
Other	79,202	76,984	(2,218)
Intangible fixed assets	125,321	123,167	(2,153)
Total non-current assets for telecommunications businesses	640,730	633,865	(6,865)
Investments and other assets
Investment securities	77,394	91,000	13,605
Investments in subsidiaries and affiliated companies	152,220	137,627	(14,592)
Deferred income taxes	305,557	300,029	(5,528)
Other investments	58,896	86,546	27,650
Allowance for doubtful accounts	(363)	(347)	15
Total investments and other assets	593,705	614,856	21,151
Total fixed assets	1,234,435	1,248,721	14,285

Current assets:
Cash and bank deposits	61,084	56,499	(4,584)
Notes receivable	256	166	(90)
Accounts receivable, trade	176,443	145,125	(31,317)
Supplies	10,669	10,191	(478)
Other current assets	60,039	36,612	(23,426)
Allowance for doubtful accounts	(1,716)	(1,405)	310
Total current assets	306,776	247,189	(59,586)

TOTAL ASSETS	1,541,212	1,495,911	(45,300)

			(Millions of yen)

	March 31, 2005	June 30, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	678,813	690,728	11,915
Liability for employees’ severance payments	73,380	73,166	(214)
Other long-term liabilities	3,965	3,952	(12)
Total long-term liabilities	756,159	767,848	11,688

Current liabilities:
Current portion of long-term borrowings from parent company	82,530	70,061	(12,468)
Accounts payable, trade	60,265	50,042	(10,223)
Accounts payable, other	178,524	131,817	(46,706)
Accrued taxes on income	12,007	* 2,348	(9,659)
Other current liabilities	46,619	74,347	27,727
Total current liabilities	379,947	328,617	(51,330)

TOTAL LIABILITIES	1,136,107	1,096,465	(39,641)

SHAREHOLDERS’ EQUITY
Common stock	211,650	211,650	—
Capital surplus
Additional paid-in capital	119,149	119,149	—
Total capital surplus	119,149	119,149	—
Earned surplus
Unappropriated retained earnings for the period	41,231	27,497	(13,733)
Total earned surplus	41,231	27,497	(13,733)
Net unrealized gains (losses) on securities	33,074	41,149	8,074

TOTAL SHAREHOLDERS’ EQUITY	405,105	399,446	(5,658)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541,212	1,495,911	(45,300)

Note:	*The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

			(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues	239,332	246,324	6,992	968,438
Operating expenses	213,411	231,522	18,111	895,223
Operating income from telecommunications businesses	25,920	14,801	(11,119)	73,214
Supplementary businesses
Operating revenues	17,818	23,141	5,322	121,634
Operating expenses	18,816	24,527	5,711	124,972
Operating losses from supplementary businesses	(997)	(1,385)	(388)	(3,338)
Operating income	24,922	13,415	(11,507)	69,876
Non-Operating revenues and expenses
Non-operating revenues:	7,961	7,756	(205)	26,166
Interest income	278	535	257	1,539
Dividends received	745	1,445	699	982
Lease income	4,879	4,769	(110)	18,945
Miscellaneous income	2,057	1,006	(1,051)	4,699
Non-operating expenses:	7,401	5,511	(1,890)	28,082
Interest expenses	3,627	3,370	(257)	14,468
Lease expenses	3,102	2,052	(1,050)	9,024
Miscellaneous expenses	671	88	(582)	4,589
Recurring profit	25,482	15,660	(9,821)	67,959
Special profits and losses
Special profits	—	—	—	4,094
Special losses	—	14,592	14,592	25,022
Income before Income taxes	25,482	1,067	(24,414)	47,032
Corporation, inhabitant, and enterprise taxes	*10,400	* 6,040	(4,360)	37,420
Deferred tax expenses (benefits)	* —	*—	—	(15,000)
Net income	15,082	(4,972)	(20,054)	24,612
Unappropriated retained earnings brought forward	16,618	32,469	15,851	16,618
Unappropriated retained earnings for the period	31,701	27,497	(4,203)	41,231

Note:	*The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

					(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	109,039	116,745	7,705	7.1%	440,655
IP services revenues	66,114	74,029	7,915	12.0%	278,315
Open computer network services revenues*	32,312	34,282	1,969	6.1%	133,475
IP-Virtual private network services revenues*	15,064	17,399	2,335	15.5%	63,198
Wide-Area Ethernet services revenues*	7,649	10,172	2,522	33.0%	35,086
Data communications revenues (excluding the amounts of IP services revenues)	56,668	46,224	(10,443)	(18.4%)	212,751
Leased circuit services revenues*	35,461	29,567	(5,894)	(16.6%)	135,642
Solution services revenues	17,718	24,874	7,156	40.4%	125,829
Others	7,610	7,592	(17)	(0.2%)	32,520

Total operating revenues	257,151	269,466	12,315	4.8%	1,090,072

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

				(Millions of yen)

	Three months ended June 30, 2004	Three months ended June 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Income before income taxes	25,482	1,067	(24,414)	47,032
Depreciation and amortization	30,387	30,001	(386)	123,494
Loss on disposal of property, plant and equipment	746	1,310	563	13,822
Increase (decrease) in allowance for doubtful accounts	57	(326)	(383)	(325)
Increase (decrease) in liability for employees’ severance payments	(526)	(214)	311	(1,035)
Write-off of investments in affiliated companies	—	14,592	14,592	25,022
(Increase) decrease in accounts receivable	37,798	38,300	501	(3,934)
(Increase) decrease in inventories	(684)	478	1,162	(2,225)
Increase (decrease) in accounts payable and accrued expenses	(44,305)	(52,690)	(8,385)	25,228
Increase (decrease) in accrued consumption tax	2,425	3,687	1,262	(269)
Other	(3,336)	(4,078)	(741)	10,044

Sub-total	48,045	32,128	(15,916)	236,854
Interest and dividends received	1,238	2,472	1,234	2,222
Interest paid	(4,048)	(3,911)	136	(14,733)
Income taxes received (paid)	—	(11,104)	(11,104)	9,159

Net cash provided by (used in) operating activities	45,235	19,585	(25,650)	233,503

II Cash flows from investing activities:
Payments for property, plant and equipment	(41,184)	(37,685)	3,499	(155,158)
Proceeds from sale of property, plant and equipment	1,372	475	(897)	3,011
Acquisition of investments	—	(12)	(12)	(1,603)
Proceeds from sale of investments	5	0	(5)	7,728
Payments for long-term loans	(6,643)	(26,659)	(20,015)	(8,783)
Proceeds from long-term loans receivable	296	23,947	23,651	409
(Increase) decrease in short-term loan	—	644	644	(365)
Other	340	167	(173)	(34)

Net cash provided by (used in) investing activities	(45,811)	(39,121)	6,690	(154,794)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,643	26,659	20,015	8,783
Payments for settlement of long-term debt	(2,150)	(28,380)	(26,229)	(98,297)
Increase (decrease) in short-term borrowings	(3,382)	25,355	28,737	15,246
Dividends paid	(8,811)	(8,700)	111	(8,811)

Net cash provided by (used in) financing activities	(7,700)	14,934	22,635	(83,078)

IV Effect of exchange rate changes on cash and cash equivalents	(11)	16	27	9

V Net increase (decrease) in cash and cash equivalents	(8,287)	(4,584)	3,702	(4,359)

VI Cash and cash equivalents at beginning of period	65,444	61,084	(4,359)	65,444

VII Cash and cash equivalents at end of period	57,156	56,499	(657)	61,084

August 3, 2005

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Three Months Ended June 30, 2005

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1.	Number of Subscribers

					(thousands)

	A As of Mar. 31, 2005	B As of Jun. 30, 2005		C As of Mar. 31, 2006 (Forecast)
			Change B-A		Change C-A
Telephone Subscriber Line	50,321	49,603	(719)	46,148	(4,173)
NTT East	24,925	24,576	(349)	22,664	(2,261)
NTT West	25,396	25,026	(370)	23,484	(1,912)
INS-Net	8,467	8,320	(147)	7,354	(1,113)
NTT East	4,425	4,356	(69)	3,845	(581)
NTT West	4,042	3,964	(77)	3,509	(532)
INS-Net 64	7,885	7,735	(151)	6,802	(1,083)
NTT East	4,056	3,985	(71)	3,498	(559)
NTT West	3,829	3,749	(79)	3,305	(524)
INS-Net 1500	58	59	0	55	(3)
NTT East	37	37	0	35	(2)
NTT West	21	21	0	20	(1)
Telephone Subscriber Line + INS-Net	58,788	57,923	(865)	53,502	(5,286)
NTT East	29,350	28,933	(418)	26,509	(2,841)
NTT West	29,438	28,991	(448)	26,994	(2,445)
FLET’S ISDN	769	727	(42)	536	(233)
NTT East	413	392	(21)	263	(150)
NTT West	356	335	(21)	273	(83)
FLET’S ADSL	5,208	5,439	231	5,808	600
NTT East	2,833	2,922	89	3,033	200
NTT West	2,374	2,516	142	2,774	400
B FLET’S	1,665	1,991	326	3,465	1,800
NTT East	885	1,086	201	1,885	1,000
NTT West	779	905	125	1,579	800
Optical IP Phone Services	4	32	28	1,600	1,596
NTT East	4	30	26	1,000	996
NTT West	0	1	1	600	600
Conventional Leased Circuit	464	449	(15)	376	(87)
NTT East	240	232	(8)	203	(38)
NTT West	223	217	(7)	174	(49)
High Speed Digital	386	371	(15)	273	(113)
NTT East	211	203	(8)	169	(42)
NTT West	175	168	(7)	104	(71)
NTT Group Major ISPs	6,882	7,105	223	7,500	618
OCN*	4,640	4,794	154	5,000	360
Plala*	1,930	2,000	70	2,200	270
Cellular	48,825	49,430	605	50,700	1,875
FOMA*	11,501	13,710	2,210	24,100	12,599
i-mode	44,021	44,659	638	46,200	2,179
FOMA*	11,353	13,514	2,161	—	—
PHS	1,314	1,150	(164)	800	(514)

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of B FLET’S includes FLET’s Hikari Premium provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs include WAKWAK, InfoSphere and Dreamnet, aside from OCN and Plala.
	6	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results as of Sept. 30, 2004 in order to standardize the definition of subscribers used by all of the mobile operators in Japan. DoPa single service subscribers are 544 thousand as of Mar. 31, 2005, 582 thousand as of Jun. 30, 2005, and 730 thousand as of Mar. 31, 2006 (Forecast).

* Partial listing only.

2.	Number of Employees

	A As of Mar. 31, 2005	B As of Jun. 30, 2005	C As of Mar. 31, 2006 (Forecast)
NTT Consolidated	201,500	211,500	198,650
Core Group Companies
NTT (Holding)	2,800	2,800	2,750
NTT East	14,200	14,400	13,850
NTT West	12,850	13,250	12,300
NTT Communications	7,700	7,800	7,650
NTT DATA (Consolidated)	18,700	20,250	19,250
NTT DoCoMo (Consolidated)	21,550	22,200	21,650
(Reference) “Outsourcing Companies”
East Outsourcing Companies	46,050	46,350	44,600
West Outsourcing Companies	50,650	51,100	48,650

Notes:	1	Figures for NTT Consolidated do not include the No. of employees who retired / are retiring at the end of fiscal year and rehired / are being rehired at the beginning of next fiscal year.
	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired at the end of fiscal year and are rehired at the beginning of next fiscal year, as described below:

		- As of Mar. 31, 2005 (East Outsourcing Companies: 2,550 employees, West Outsourcing Companies: 2,600 employees)
		- As of Mar. 31, 2006 (Forecast) (East Outsourcing Companies: 2,450 employees, West Outsourcing Companies: 2,350 employees)

3.	Capital Investment

				(billions of yen)

	A Three Months Ended Jun. 30, 2004 (From Apr. to Jun., 2004)	B Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)		C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A
NTT Consolidated	419.5	475.9	56.4	2,050.0
Subsidiaries
NTT (Holding)	2.6	2.5	(0.1)	21.0
NTT East	83.9	88.8	4.9	400.0
NTT West	79.2	95.6	16.4	380.0
NTT Communications	24.1	25.0	0.9	160.0
NTT DATA (Consolidated)	18.5	24.6	6.1	105.0
NTT DoCoMo (Consolidated)	187.6	210.7	23.1	848.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

					(billions of yen)

	A Three Months Ended Jun. 30, 2004 (From Apr. to Jun., 2004)	B Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)			C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A	Progress B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,654.0	2,599.6	(54.3)	24.5%	10,590.0
Fixed Voice Related Services	905.8	856.3	(49.5)	—	—
Mobile Voice Related Services	803.2	781.1	(22.1)	—	—
IP/Packet Communications Services	438.3	463.3	24.9	—	—
Sales of Telecommunications Equipment	172.2	156.8	(15.4)	—	—
System Integration	192.0	184.2	(7.8)	—	—
Other	142.3	157.9	15.5	—	—
Operating Expenses	2,232.0	2,200.0	(32.0)	23.1%	9,540.0
Cost of Sevices (exclusive of items shown separately below)	535.2	564.1	28.9	—	—
Cost of equipment sold (exclusive of items shown separately below)	304.7	293.8	(10.9)	—	—
Cost of systems integration (exclusive of items shown separately below)	117.6	106.6	(11.0)	—	—
Depreciation and amortization	517.6	502.7	(14.9)	—	—
Impairment loss	—	1.4	1.4	—	—
Selling, general and administrative expenses	756.9	731.4	(25.5)	—	—
Operating Income	422.0	399.6	(22.3)	38.1%	1,050.0
Income before Income Taxes	415.7	464.3	48.7	43.0%	1,080.0
Net Income	185.8	177.6	(8.3)	40.4%	440.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	504.1	488.5	(15.6)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,095.6	1,117.1	21.5	—	—
Loss on disposal of property, plant and equipment	57.2	32.4	(24.8)	—	—
Other expenses	57.6	57.9	0.3	—	—
Total	1,714.4	1,695.9	(18.5)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	156.5	151.8	(4.7)	44.7%	340.0
Operating Expenses	32.9	33.8	0.8	20.0%	169.0
Operating Income	123.6	118.0	(5.5)	69.0%	171.0
Non-Operating Revenues	17.9	15.8	(2.0)	24.7%	64.0
Non-Operating Expenses	15.4	13.4	(1.9)	23.2%	58.0
Recurring Profit	126.0	120.3	(5.7)	68.0%	177.0
Net Income	120.8	116.7	(4.0)	67.1%	174.0

4.	Financial Results and Projections (NTT East, NTT West)

					(billions of yen)

	A Three Months Ended Jun. 30, 2004 (From Apr. to Jun., 2004)	B Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)			C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A	Progress B/C
NTT East (JPN GAAP)
Operating Revenues	531.3	518.4	(12.9)	25.8%	2,012.0
Voice Transmission Services (excluding IP)	358.9	333.1	(25.7)	27.6%	1,208.0
IP Services	47.7	62.1	14.4	21.1%	295.0
Leased Circuit (excluding IP)	56.3	51.3	(4.9)	32.5%	158.0
Telegraph	7.4	7.1	(0.2)	28.8%	25.0
Others	28.8	34.6	5.8	19.8%	326.0
Related Business	32.0	29.8	(2.2)
Operating Expenses	507.9	493.8	(14.0)	24.7%	1,997.0
Personnel	52.6	49.1	(3.5)	25.2%	195.0
Cost of services and equipment sold, and selling, general and administrative expenses	309.8	290.6	(19.1)	23.3%	1,250.0
Depreciation and amortization	112.9	127.4	14.4	29.8%	427.0
Loss on disposal of property, plant and equipment	12.6	6.7	(5.9)	13.4%	50.0
Taxes and public dues	19.7	19.8	0.1	26.5%	75.0
Operating Income	23.4	24.5	1.0	163.7%	15.0
Non-Operating Revenues	14.0	14.6	0.6	27.2%	54.0
Non-Operating Expenses	10.2	12.2	2.0	27.9%	44.0
Recurring Profit	27.2	26.9	(0.3)	107.9%	25.0
Net Income	16.1	16.2	0.0	108.1%	15.0
NTT West (JPN GAAP)
Operating Revenues	522.8	509.0	(13.7)	25.9%	1,966.0
Voice Transmission Services (excluding IP)	350.0	323.8	(26.2)	26.7%	1,213.0
IP Services	40.2	53.7	13.4	21.7%	248.0
Leased Circuit (excluding IP)	48.2	43.8	(4.3)	29.1%	151.0
Telegraph	8.2	8.0	(0.1)	28.7%	28.0
Others	42.7	47.1	4.4	24.4%	326.0
Related Business	33.2	32.3	(0.9)
Operating Expenses	499.6	498.3	(1.2)	25.4%	1,962.0
Personnel	50.0	45.7	(4.2)	25.1%	182.0
Cost of services and equipment sold, and selling, general and administrative expenses	308.3	315.9	7.6	25.4%	1,244.0
Depreciation and amortization	108.2	106.7	(1.5)	26.2%	408.0
Loss on disposal of property, plant and equipment	14.2	11.4	(2.8)	20.7%	55.0
Taxes and public dues	18.7	18.5	(0.2)	25.4%	73.0
Operating Income	23.2	10.6	(12.5)	267.0%	4.0
Non-Operating Revenues	13.2	13.3	0.0	26.1%	51.0
Non-Operating Expenses	10.9	12.1	1.2	30.5%	40.0
Recurring Profit	25.5	11.7	(13.7)	78.7%	15.0
Net Income	15.3	6.9	(8.3)	77.7%	9.0

Notes :	Operating Revenues from Voice Transmission Services of NTT East and NTT West for the three months ended Jun. 30, 2005 include Monthly Charges, Call Rates and Interconnection Rates of 204.1 billion yen, 48.9 billion yen and 54.8 billion yen, and 198.7 billion yen, 47.2 billion yen and 53.9 billion yen, respectively.

4.	Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)

					(billions of yen)

	A Three Months Ended Jun. 30, 2004 (From Apr. to Jun., 2004)	B Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)			C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A	Progress B/C
NTT Communications (JPN GAAP)
Operating Revenues	257.1	269.4	12.3	24.9%	1,081.0
Voice Transmission Services (excluding IP)	109.0	116.7	7.7	28.7%	407.0
IP Services	66.1	74.0	7.9	22.2%	333.0
Data Transmission Services (excluding IP)	56.6	46.2	(10.4)	28.2%	164.0
Leased Circuit*	35.4	29.5	(5.8)	28.2%	105.0
Solutions Business	17.7	24.8	7.1	18.3%	177.0
Others	7.6	7.5	(0.0)
Operating Expenses	232.2	256.0	23.8	25.0%	1,023.0
Personnel	21.8	21.7	(0.1)	25.0%	87.0
Cost of services and equipment sold, and selling, general and administrative expenses	108.6	121.2	12.6	25.5%	785.0
Communication Network Charges	67.8	78.8	11.0
Depreciation and amortization	29.8	29.4	(0.3)	23.6%	125.0
Loss on disposal of property, plant and equipment	0.9	1.7	0.7	13.1%	13.0
Taxes and public dues	3.1	3.0	(0.1)	23.2%	13.0
Operating Income	24.9	13.4	(11.5)	23.1%	58.0
Non-Operating Revenues	7.9	7.7	(0.2)	32.3%	24.0
Non-Operating Expenses	7.4	5.5	(1.8)	25.1%	22.0
Recurring Profit	25.4	15.6	(9.8)	26.1%	60.0
Net Income	15.0	(4.9)	(20.0)	—	34.0
(Ref.) Major Revenues of Services
Voice Transmission Services	113.7	119.9	6.2	28.2%	425.0
Data Transmission Services	83.9	87.4	3.5	23.4%	373.0
Leased Circuit	35.4	29.5	(5.8)	28.2%	105.0
Others	6.1	9.3	3.1	18.2%	178.0
Related Business	17.8	23.1	5.3	0.0%
NTT Data Consolidated (JPN GAAP)
Operating Revenues	195.0	181.7	(13.2)	20.7%	880.0
Systems Integration Business	158.2	141.7	(16.4)	20.1%	706.0
Network System Business	13.9	15.2	1.2	25.4%	60.0
Others	41.0	43.7	2.6	22.7%	193.0
Elimination or corporate	(18.2)	(18.9)	(0.6)	24.0%	(79.0)
Cost of Sales	147.0	132.1	(14.9)	19.9%	665.0
Gross Profit	47.9	49.6	1.7	23.1%	215.0
Selling and General Expense	36.8	40.4	3.5	23.8%	170.0
Operating Income	11.0	9.1	(1.8)	20.4%	45.0
Non-Operating Income (loss)	0.3	(0.0)	(0.4)	1.4%	(4.0)
Recurring Profit	11.4	9.1	(2.2)	22.3%	41.0
Net Income	7.4	5.9	(1.5)	21.9%	27.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	1,221.1	1,187.1	(34.1)	24.7%	4,805.0
Wireless Services	1,079.8	1,059.8	(20.0)	25.3%	4,194.0
Cellular Services	1,045.5	1,029.0	(16.4)	25.3%	4,066.0
Voice	773.7	761.7	(12.0)	25.3%	3,010.0
FOMA*	75.8	228.8	153.0	19.0%	1,202.0
Packet Communications	271.8	267.3	(4.5)	25.3%	1,056.0
FOMA*	41.7	116.9	75.2	19.7%	594.0
PHS	16.0	12.4	(3.6)	30.4%	41.0
Others	18.3	18.3	0.0	21.0%	87.0
Equipment sales	141.4	127.3	(14.1)	20.8%	611.0
Operating Expenses	944.6	899.5	(45.1)	22.5%	3,995.0
Personnel	62.2	62.0	(0.2)	24.7%	251.0
Cost of services and equipment sold, and selling, general and administrative expenses	609.7	566.2	(43.4)	22.2%	2,550.0
Depreciation and amortization	165.2	165.3	0.1	22.3%	740.0
Impairment loss	—	0.2	0.2	—	—
Loss on disposal of property, plant and equipment	5.2	2.8	(2.4)	6.5%	43.0
Communication Network Charges	93.0	93.7	0.7	25.1%	374.0
Taxes and public dues	9.3	9.2	(0.1)	24.9%	37.0
Operating Income	276.6	287.6	11.0	35.5%	810.0
Non-Operating Income (loss)	0.3	65.8	65.5	102.8%	64.0
Income before Tax	276.9	353.4	76.5	40.4%	874.0
Net Income	170.4	207.9	37.5	39.0%	533.0

Note:	1	Operating Revenues of NTT Communications for the three months ended Jun. 30, 2005 include revenues from telephone subscriber lines (66.2 billion yen) for Voice Transmission (excluding IP), revenues from OCN (34.2 billion yen), IP-VPN (17.3 billion yen) and e-VLAN (10.1 billion yen) for IP Services, revenues from Frame Relay / Cell Relay (6.0 billion yen) for Data Transmission, and revenues from conventional leased circuits (2.9 billion yen) and high-speed digital (14.3 billion yen) for Leased Circuit.
	2	From the three months ended Jun. 30, 2005, NTT DoCoMo’s, Quickcast services revenues, which were separately represented, are included in “Other revenues,” and international services revenues, which were previously included in “Others,” are included in “Cellular services,” and forecasts for the year ending Mar. 31, 2006 have been correspondingly adjusted. In addition, international services revenues related to FOMA services for the three months ended June 30, 2004 is not included in FOMA services revenues for the three months ended June 30, 2004 because the necessary information was not previously maintained. (For the three months ended Jun. 30, 2004, Quickcast services revenues are included in “Other revenues.”)

		* Partial listing only.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

							(yen)

	Year Ended Mar. 31, 2005	1st Quarter Ended Jun. 30, 2004 (From Apr. to Jun., 2004)	2nd Quarter Ended Sept. 30, 2004 (From Jul. to Sept., 2004)	3rd Quarter Ended Dec. 31, 2004 (From Oct. to Dec., 2004)	4th Quarter Ended Mar. 31, 2005 (From Jan. to Mar., 2005)	1st Quarter Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	Year Ending March 31, 2006 (Forecast)
NTT East
Telephone Subscriber Lines ARPU	2,920	2,960	2,970	3,000	2,730	2,770	2,690
ISDN Subscriber Lines ARPU	5,510	5,560	5,560	5,570	5,370	5,550	5,260
NTT West
Telephone Subscriber Lines ARPU	2,830	2,860	2,880	2,900	2,660	2,670	2,640
ISDN Subscriber Lines ARPU	5,480	5,530	5,530	5,520	5,320	5,400	5,160
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,200	7,400	7,340	7,170	6,920	6,940	6,770
Voice ARPU (FOMA+mova)	5,330	5,450	5,440	5,350	5,090	5,120	4,990
Packet ARPU (FOMA+mova)	1,870	1,950	1,900	1,820	1,830	1,820	1,780
i-mode ARPU (FOMA+mova)*	1,870	1,940	1,890	1,810	1,820	1,810	1,770
ARPU generated purely from i-mode (FOMA+mova)	2,060	2,170	2,100	2,000	2,000	1,990	1,930
Cellular Aggregate ARPU (FOMA)	9,650	10,240	9,890	9,650	9,280	9,090	8,550
Voice ARPU (FOMA)	6,380	6,580	6,610	6,460	6,110	5,990	5,700
Packet ARPU (FOMA)	3,270	3,660	3,280	3,190	3,170	3,100	2,850
i-mode ARPU (FOMA)*	3,220	3,590	3,230	3,150	3,130	3,070	2,820
ARPU generated purely from i-mode (FOMA)	3,260	3,640	3,270	3,190	3,170	3,110	2,870
Cellular Aggregate ARPU (mova)	6,800	7,150	6,990	6,710	6,300	6,190	5,800
Voice ARPU (mova)	5,160	5,350	5,280	5,150	4,830	4,820	4,600
i-mode ARPU (mova)	1,640	1,800	1,710	1,560	1,470	1,370	1,200
ARPU generated purely from i-mode (mova)	1,850	2,020	1,920	1,760	1,660	1,550	1,360

Notes :	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

—     ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

— ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
	2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
	3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	4	From the three months ended Jun. 30, 2005, calls from fixed telephones of NTT East or West to mobile phones with a dialing Carrier Identification Code are billed on end-to-end basis and amounts are recorded as call rates revenues of NTT East or West.
	5	We compute ARPU for our cellular business using two aggregate measures.
— Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

— Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

— Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	6	We show ARPU for our i-mode using two aggregate measures.
— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.
	7	International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the 1st Quarter ended Jun. 30, 2005 and for the forecasts for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU results for the 1st Quarter ended Jun. 30, 2005 are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova), and forecasts for the fiscal year ending Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports do not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are 20 yen for the fiscal year ended Mar. 31, 2004, 20 yen for 1st quarter ended Jun. 30, 2004, 20 yen for 2nd quarter ended Sept. 30, 2004, 30 yen for 3rd quarter ended Dec. 31, 2004, 30 yen for 4th quarter ended Mar. 31, 2005, and 20 yen for the fiscal year ended Mar. 31, 2005.
	8	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.
	9	No. of active subscribers used in ARPU calculation are as below.

—     FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

—     1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

—     2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sept.

—     3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

—     4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

* Partial listing only.

6.	Interest-Bearing Liabilities (Consolidated)

						(billions of yen	)

	As of Mar. 31, 2004		As of Jun. 30, 2005		As of Mar. 31, 2006 (Forecast)
Interest-Bearing Liabilities	5,525.8		5,631.4		5,430.0

7. Indices (Consolidated)
	Year Ended Mar. 31, 2005		Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)		Year Ending Mar. 31, 2006 (Forecast)
Operating Income	1,211.2	billion yen	399.6	billion yen	1,050.0	billion yen
EBITDA Margin	32.8%		35.7%		30.9%
Operating FCF	1,482.2	billion yen	452.6	billion yen	1,219.0	billion yen
ROCE	5.8%		—		5.0%

Note :   The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2005		Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)		Year Ending Mar. 31, 2006 (Forecast)
EBITDA Margin [(c/d)X100]	32.8%		35.7%		30.9%
a Operating Income	1,211.2	billion yen	399.6	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	528.9	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	928.6	billion yen	3,269.0	billion yen
d Operating Revenues	10,805.9	billion yen	2,599.6	billion yen	10,590.0	billion yen
Operating FCF [(c-d)]	1,482.2	billion yen	452.6	billion yen	1,219.0	billion yen
a Operating Income	1,211.2	billion yen	399.6	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	528.9	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	928.6	billion yen	3,269.0	billion yen
d Capital Investment	2,057.4	billion yen	475.9	billion yen	2,050.0	billion yen
ROCE [(b/c)X100]	5.8%		—		5.0%
a Operating Income	1,211.2	billion yen	—		1,050.0	billion yen
(Normal Statutory Tax Rate)	41%		—		41%
b Operating Income X(1-Normal Statutory Tax Rate)	715.7	billion yen	—		619.5	billion yen
c Operating Capital Employed	12,307.0	billion yen	—		12,421.7	billion yen

Note :	Figures for consolidated capital investment is the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

		(billions of yen	)

	Year Ended Mar. 31, 2005	Three Months Ended Jun. 30, 2005 (From Apr. to Jun., 2005)
NTT Consolidated Capital Investment	2,057.4	475.9
Payments for property, plant and equipment	1,611.0	484.4
Acquisition of intangible and other assets	543.7	57.1
Other differences	(97.3)	(65.5)

Financial Results for the Three Months

Ended June 30, 2005

1.	Consolidated Financial Summary

2.	Details of Consolidated Operating Revenues

3.	Details of Consolidated Operating Expenses

4.	Non-consolidated Financial Results of NTT, NTT East, NTT West and NTT Communications

[Appendices]

1.	Number of Subscribers for Telephone Subscriber Lines, INS-NET and FLET’S services

2.	Number of Subscribers for Cellular and i-mode services

3.	ARPU of Telephone Subscriber Line and ISDN Subscriber Line

4.	ARPU of Cellular (FOMA+mova)

5.	Consolidated and Non-consolidated Financial Results for the Three Months Ended June 30, 2005

6.	Consolidated and Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at its disposal. The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this presentation.

*	“E” in this material represents that the figure is a plan or projection for operation.

**	“FY” in this material represents one fiscal year which is 12-month period beginning on April 1 of the prior year and ending on March 31 of the year indicated.

Consolidated Financial Summary

●	Operating Revenues			¥2,599.6 billion

	■	2.0% or ¥54.3 billion decline compared to the prior year first quarter

●	Operating Expenses			¥2,200.0 billion

	■	1.4% or ¥32.0 billion reduction compared to the prior year first quarter

●	Operating Income			¥399.6 billion

	■	5.3% or ¥22.3 billion decline compared to the prior year first quarter

●	Income before Income Taxes			¥464.3 billion

	■	11.7% or ¥48.7 billion growth compared to the prior year first quarter

		ð	Gain on sales of investment in Hutchison 3G UK Holdings Limited of ¥62.0 billion was recorded

●	Net Income			¥177.6 billion

	■	4.4% or ¥8.3 billion decline compared to the prior year first quarter

		ð	Loss on impairment of investment in JSAT of ¥19.4 billion was recorded

●	Financial results forecasts for the year ending March 31, 2006 are sustained at present

Details of Consolidated Operating Revenues

Operating revenues declined 2.0% or ¥54.3 billion year-on-year

•	Fixed voice related services revenues declined 5.5% or ¥49.5 billion driven by a decrease in call rates revenues, a reduction in the base monthly charges and termination of billing touch-tone line charges

•	Mobile voice related services revenues declined 2.8% or ¥22.1 billion as a result of various discount packages

•	IP / packet communications services revenues grew 5.7% or ¥24.9 billion due primarily to larger sales of B FLET’S and FOMA

Details of Consolidated Operating Expenses

Operating expenses reduced 1.4% or ¥32.0 billion year-on-year

•	Personnel expenses declined 3.1% or ¥15.6 billion due primarily to a decrease in employees

•	Purchase of goods and services increased 2.0% or ¥21.5 billion due primarily to an increase in expenses for various plans in solutions and non-traffic businesses to expand revenue opportunities

•	Depreciation expenses declined 2.9% or ¥14.9 billion due primarily to a reduction in capital investments

Non-consolidated Financial Results of NTT East

•	Operating revenues declined 2.4% or ¥12.9 billion year-on-year

IP services revenues increased 30.2% or ¥14.4 billion

Voice transmission services revenues (excluding the amounts attributable to IP services) decreased 7.2% or ¥25.7 billion due primarily to a reduction in base monthly charges

•	Operating expenses reduced 2.8% or ¥14.0 billion year-on-year

Depreciation expenses increased 12.8% or ¥14.4 billion

Expenses for purchase of goods and services decreased 6.2% or ¥19.1 billion by reducing outsourcing cost

•	As a result, operating income increased 4.6% or ¥1.0 billion year-on-year

Non-consolidated Financial Results of NTT West

•	Operating revenues declined 2.6% or ¥13.7 billion year-on-year

IP services revenues increased 33.4% or ¥13.4 billion

Voice transmission services revenues (excluding the amounts attributable to IP services) decreased 7.5% or ¥26.2 billion due primarily to a reduction in base monthly charges

•	Operating expenses reduced 0.2% or ¥1.2 billion year-on-year

•	As a result, operating income decreased 54.0% or ¥12.5 billion year-on-year

Non-consolidated Financial Results of NTT Communications

•	Operating revenues grew 4.8% or ¥12.3 billion year-on-year

Voice transmission services revenues, IP services revenues and solution services revenues increased ¥22.7 billion

Data communications revenues, such as leased circuit services revenues, decreased 18.4% or ¥10.4 billion

•	Operating expenses increased 10.3% or ¥23.8 billion year-on-year

Revenue-linked expenses, such as expenses for purchase of goods / services and access charges, increased ¥23.7 billion

•	As a result, operating income decreased 46.2% or ¥11.5 billion year-on-year

•	An impairment loss on investment in JSAT of ¥14.5 billion was recorded as special losses

Non-consolidated Financial Results of NTT (Holding Company)

•	Operating revenues declined 3.0% or ¥4.7 billion year-on-year

Dividend income declined 2.7% or ¥3.0 billion

•	Operating expenses increased 2.6% or ¥0.8 billion year-on-year

•	As a result, operating income declined 4.5% or ¥5.5 billion year-on-year

Number of Subscribers for Telephone Subscriber Lines, INS-NET and FLET’S services

Telephone Subscriber Lines & INS-NET

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q		FY2006 4Q E
	[Change from the previous quarter]
Telephone Subscriber Line *[1]	124	88	87	(74)	72	(51)	(85)	(552)	(719)	Year over year forecasted change	(4,173)
ISDN*[2]	(280)	(235)	(227)	(251)	(193)	(176)	(148)	(150)	(147)		(1,113)

Total	(157)	(147)	(140)	(325)	(121)	(227)	(233)	(703)	(865)		(5,286)

1.	Telephone Subscriber Line is the total of individual lines and central station lines (Analog Lite Plan is included).
2.	Since, in terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

FLET’S Services

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q		FY2006 4Q E
	[Change from the previous quarter]
B FLET’S	110	185	161	186	189	186	217	233	326	Year over year forecasted change	1,800
FLET’S ADSL	511	367	339	315	358	292	263	206	231		600
Optical IP Telephone								4	28		1.596

Number of Subscribers for Cellular and i-mode services

Cellular

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q		FY2006 4Q E
	[Change from the previous quarter]
Total *[1]	524	708	355	593	505	529	552	911	605	Year over year forecasted change	1,875
FOMA	205	468	878	1,164	1,538	1,904	2,012	3,001	2,210		12,599

1.	“Cellular” includes the DoPa Single Service subscribers.

i-mode services

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q		FY2006 4QE
	[Change from the previous quarter]
i-mode	890	1,091	596	742	646	638	666	994	638	Year over year forecasted change	2,179
FOMA	204	468	871	1,151	1,529	1,888	1,989	2,950	2,161		—

ARPU of Telephone Subscriber Line and ISDN Subscriber Line

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q	FY2006 4Q E
ISDN
East	5,800	5,800	5,760	5,630	5,560	5,560	5,570	5,370	5,550	5,260
West	5,780	5,780	5,740	5,600	5,530	5,530	5,520	5,320	5,400	5,160
Telephone Subscriber Line
East	2,980	2,990	3,010	2,970	2,960	2,970	3,000	2,730	2,770	2,690
West	2,910	2,910	2,920	2,880	2,860	2,880	2,900	2,660	2,670	2,640

From the three months ended June 30, 2005, a call from fixed phone of NTT East or West to mobile phone with dialing Carrier Identification Code is billed on end-to-end basis and that amounts are recorded as call rates revenues of NTT East or West.

Note:  Please see P.12 regarding the calculation of ARPU.

ARPU of Cellular (FOMA+mova)

	FY2004 1Q	FY2004 2Q	FY2004 3Q	FY2004 4Q	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q	FY2006 4Q E
FOMA+mova	8,060	8,090	7,820	7,610	7,400	7,340	7,170	6,920	6,940	6,770
FOMA	9,610	10,430	10,270	10,360	10,240	9,890	9,650	9,280	9,090	8,550
mova	8,040	8,070	7,730	7,470	7,150	6,990	6,710	6,300	6,190	5,800

Note: Please see P.12 regarding the calculation of ARPU.

(Reference) ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. (The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees.) We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

We compute ARPU for our cellular business using three aggregate measures.

Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services.

Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

Cellular Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to conventional mova services.

International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for 1st quarter ended Jun. 30, 2005 and for the forecasts for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU for 1st quarter ended Jun. 30, 2005, are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova). International service-related Cellular ARPU included in the Cellular ARPU forecasts for the fiscal year ending Mar. 31, 2006, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports do not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are 20 yen for 1st quarter ended Jun. 30, 2004, 20 yen for 2nd quarter ended Sept. 30, 2004, 30 yen for 3rd quarter ended Dec. 31, 2004, 30 yen for 4th quarter ended Mar. 31, 2005, and 20 yen for the fiscal year ended Mar. 31, 2005.

No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ended Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

No. of active subscribers used in ARPU calculation are as below.

FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sep.

3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

**	active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

Consolidated and Non-consolidated Financial Results

for the Three Months Ended June 30, 2005

(Billions of Yen)

Details	NTT Consolidated (US-GAAP)	NTT (Holdings) (JPN-GAAP)	NTT East (JPN-GAAP)	NTT West (JPN-GAAP)	NTT Com (JPN-GAAP)	NTT DATA (JPN-GAAP)	NTT DoCoMo (US-GAAP)
Operating Revenues	2,599.6	151.8	518.4	509.0	269.4	181.7	1,187.1
Change from the same period of previous year	(54.3)	(4.7)	(12.9)	(13.7)	12.3	(13.2)	(34.1)
% Change from the same period of previous year	(2.0)%	(3.0)%	(2.4)%	(2.6)%	4.8%	(6.8)%	(2.8)%
Progress to forecast	24.5%	44.7%	25.8%	25.9%	24.9%	20.7%	24.7%
Operating Expenses	2,200.0	33.8	493.8	498.3	256.0	172.5	899.5
Change from the same period of previous year	(32.0)	0.8	(14.0)	(1.2)	23.8	(11.3)	(45.1)
% Change from the same period of previous year	(1.4)%	2.6%	(2.8)%	(0.2)%	10.3%	(6.2)%	(4.8)%
Progress to forecast	23.1%	20.0%	24.7%	25.4%	25.0%	20.7%	22.5%
Operating Income	399.6	118.0	24.5	10.6	13.4	9.1	287.6
Change from the same period of previous year	(22.3)	(5.5)	1.0	(12.5)	(11.5)	(1.8)	11.0
Progress to forecast	38.1%	69.0%	163.7%	267.0%	23.1%	20.4%	35.5%
Income before Income Taxes	464.3	120.3	26.9	11.7	15.6	9.1	353.4
Change from the same period of previous year	48.7	(5.7)	(0.3)	(13.7)	(9.8)	(2.2)	76.5
Progress to forecast	43.0%	68.0%	107.9%	78.7%	26.1%	22.3%	40.4%
Net Income	177.6	116.7	16.2	6.9	(4.9)	5.9	207.9
Change from the same period of previous year	(8.3)	(4.0)	0.0	(8.3)	(20.0)	(1.5)	37.5
Progress to forecast	40.4%	67.1%	108.1%	77.7%	—	21.9%	39.0%

Note: “Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.

Consolidated and Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006

(Billions of Yen)

Details	NTT Consolidated (US-GAAP)	NTT Holdings (JPN-GAAP)	NTT East (JPN-GAAP)	NTT West (JPN-GAAP)	NTT Com (JPN-GAAP)	NTT DATA (JPN-GAAP)	NTT DoCoMo (US-GAAP)
Operating Revenues	10,590.0	340.0	2,012.0	1,966.0	1,081.0	880.0	4,805.0
Change from the same period of previous year	(215.9)	16.7	(168.9)	(132.0)	(9.0)	25.9	(39.6)
% Change from the same period of previous year	(2.0)%	5.2%	(7.7)%	(6.3)%	(0.8)%	3.0%	(0.8)%
Operating Expenses	9,540.0	169.0	1,997.0	1,962.0	1,023.0	835.0	3,995.0
Change from the same period of previous year	(54.7)	(10.5)	(96.1)	(65.8)	2.8	20.2	(65.4)
% Change from the same period of previous year	(0.6)%	(5.9)%	(4.6)%	(3.2)%	0.3%	2.5%	(1.6)%
Operating Income	1,050.0	171.0	15.0	4.0	58.0	45.0	810.0
Change from the same period of previous year	(161.2)	27.2	(72.7)	(66.1)	(11.8)	5.8	25.8
Income before Income Taxes	1,080.0	* 177.0	* 25.0	* 15.0	* 60.0	* 41.0	874.0
Change from the same period of previous year	(643.3)	25.2	(72.6)	(65.0)	(7.9)	8.9	(414.2)
Net Income	440.0	174.0	15.0	9.0	34.0	27.0	533.0
Change from the same period of previous year	(270.2)	(281.6)	(43.1)	(32.0)	9.3	6.9	(214.6)

Note: “Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.

*	Forecasts for the year ending March 31, 2006 have never been changed from those announced on May 12, 2005.